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                           General Motors Corporation
                                   Legal Staff
         Facsimile                                            Telephone
      (313) 665-4979                                       (313) 665-4927



February 12, 2007




James Lopez
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549-5546

Dear Mr. Lopez:

This is to confirm the voice message that you left for me on Friday, February 9, 2007, stating that our intention to respond by February 22, 2007 to the additional comments set forth in your letter dated January 26, 2007 was acceptable.

The Staff's letter asks about "past, present or anticipated business relationships or contracts with Iran, North Korea or Sudan." In responding, we will assume that "past" is limited to the recent past, as relevant to global security issues. If there is a specific period you would like us to review, please let me know.

Once again, the facsimile number on the Staff's letter was incorrect and does not connect with GM. If the Staff wishes to communicate with us, the best fax number is 313-667-3151, which is in the office of GM's Controller/Chief Accounting Officer, Nick Cyprus. Alternatively, you are welcome to send communications to my attention at 313-665-4979.


Sincerely,



/s/
Anne T. Larin
Attorney



 MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000